SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on July 24, 2012, Amendment No. 2 thereto, filed with the SEC on July 25, 2012, and Amendment No. 3 thereto, filed with the SEC on August 2, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9, Amendment No. 1 thereto, Amendment No. 2 thereto and Amendment No. 3 thereto remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

As described in the Schedule 14D-9 under “Item 8. Additional Information—Litigation,” three purported class action lawsuits related to the Merger Agreement were filed, which were subsequently consolidated into a single proceeding captioned In re MModal Inc. Shareholder Litigation, Consolidated Civil Action No. 7675-VCP. On August 6, 2012, the plaintiffs in this proceeding filed a motion seeking to preliminarily enjoin the Offer for 20 days unless, among other things, the supplemental disclosures set forth below are made. The Company believes that its disclosures in the Schedule 14D-9 are appropriate and adequate under applicable law. Nevertheless, in order to lessen the risk of any delay of the closing of the proposed acquisition of the Company by Parent as a result of the litigation, the Company has decided to make available to its stockholders certain additional information in connection with the Offer. The additional information is set forth below and should be read in conjunction with the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

“Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation of the Board—Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following new sentences after the first sentence of the twenty-third paragraph thereof:

“The confidentiality agreements entered into between the Company and each of the potential financial sponsors (but not Party A) include standstill provisions that prohibit such sponsors from making an offer (i.e., a “topping bid”) to acquire the Company’s outstanding shares of common stock without the prior written consent of the Company. The standstill provisions further provided that such sponsors could not request that the Company amend or waive this provision.”

“Item 4—The Solicitation or Recommendation—Opinion of Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by amending and restating the third and fourth sentences of the first paragraph thereof as follows:

“Macquarie Capital’s analysis used financial projections provided by Company management for the six months ending December 31, 2012 and the years ending December 31, 2013 through December 31, 2016. For purposes of Macquarie Capital’s analysis, unlevered free cash flow, a non-GAAP metric used to measure operating performance, was calculated as Adjusted EBITDA, less capital expenditures, less cost of legal proceedings, less cash taxes, plus net change in working capital (as so calculated, “Unlevered Free Cash Flow”).”

“Item 4—The Solicitation or Recommendation—Opinion of Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by amending and restating the second, third and fourth sentences of the second paragraph thereof as follows:

“In order to determine the ranges of discount rates to use for the Base MTSO Business, on the one hand, and the High Growth Business, on the other hand, Macquarie Capital first prepared the weighted average cost of capital (“WACC”) tables described below. The difference between the WACC calculations in these tables is attributable to the equity risk premiums applied to the respective calculations. With respect to the Base MTSO Business (which is the Company’s core, established business with historical cash flows), as summarized in the table below, Macquarie Capital used an equity risk premium of 6.5%, which is based on the historical market risk premium at June 1, 2012 from an industry source. This calculation resulted in an implied WACC for the Base MTSO Business of

10.9%, which, in the exercise of its professional judgment, Macquarie Capital then used as a midpoint in selecting a range of discount rates. With respect to the High Growth Business (which Macquarie Capital believed is not an established business with historical cash flows), as summarized in the table below, Macquarie Capital used an equity risk premium of 30% to reflect Macquarie Capital’s professional judgment that the High Growth Business is more similar to an early stage, venture business (given that it currently is not yet established and Company management has projected revenue increasing from approximately zero in 2011 to $508.9 million in 2016). This calculation resulted in an implied WACC for the High Growth Business of 32.4%, which Macquarie Capital then considered in selecting a range of discount rates from 30-40%. Macquarie Capital, in the exercise of its professional judgment, believed that a 30-40% range reflected the early stage and venture-like nature of the High Growth Business and the high growth rate set forth in the projections provided by Company management.

The discounted cash flow analysis resulted in a range for the implied present value per share of the Common Stock of between $13.83 and $19.18. Macquarie Capital noted that the Consideration was within the resulting implied ranges per the discounted cash flow analysis. Macquarie Capital noted that it assigned less weight to the discounted cash flow analysis in assessing fairness given the high rate of growth set forth in the projections as provided by Company management for the High Growth Business and the resulting unpredictability of whether those results will be achieved.”

Item 8. Additional Information

“Item 8—Additional Information” is hereby amended and supplemented by inserting the following immediately after the penultimate paragraph thereof:

“Standalone Unlevered Free Cash Flow Calculations and Related Reconciliations

The following information includes the standalone Unlevered Free Cash Flow forecasts, as calculated by Macquarie Capital based on projections provided by Company management, for each of the Company’s Base MTSO Business and High Growth Business, in each case, for the six months ending December 31, 2012 and the years ending December 31, 2013 through December 31, 2016. The term “Adjusted EBITDA” referenced in such calculations is as defined above under “Certain Company Projections—Consolidated Company Projections.” The following information also includes a reconciliation prepared by Company management of Adjusted EBITDA to Net Income and Unlevered Free Cash Flow to Net Increase (Decrease) in Cash, the most directly comparable GAAP measures, respectively, prepared by Company management for each of the businesses for the periods presented. Such reconciliation of Unlevered Free Cash Flow to Net Increase (Decrease) in Cash was not made available to Macquarie Capital in connection with the preparation of its fairness opinion or to Parent and Purchaser in connection with their due diligence review of the Company, but was provided to Macquarie Capital, Parent and Purchaser in preparation for the filing of Amendment No. 4 to the Schedule 14D-9.

Standalone Base MTSO Business

	Six Months Ending December 31 2012E		Fiscal Year Ending December 31
			2013E	2014E	2015E	2016E
	(in millions)
Net Income	$26.3		$95.0	$67.0	$77.3	$90.6
Income tax provision	2.1		8.3	41.2	47.8	56.0
Interest expense, net	10.9		21.7	17.2	12.2	5.3
Depreciation and amortization	26.6		47.4	41.1	35.5	28.1
Cost of legal proceedings and settlements, net	0.2		0.5	0.5	0.5	0.5
Acquisition and restructuring	6.8		0.6	0.6	0.6	0.6
Other income (expense)	—		—	—	—	—
Share based compensation	—		—	—	—	—

Adjusted EBITDA	$72.9		$173.5	$167.6	$173.9	$181.1

Capital expenditures	(17.4	)(1)	(18.3)	(18.2)	(18.0)	(18.1)
Cost of legal proceedings	(0.2)		(0.4)	(0.4)	(0.3)	(0.2)
Cash taxes	(2.0)		(8.3)	(41.2)	(47.7)	(55.9)
Change in working capital, net(2)	(25.0)		7.8	(4.8)	(6.9)	(9.2)

Unlevered Free Cash Flow	$28.3		$154.3	$103.1	$100.9	$97.7

Cash interest	(11.0)		(20.2)	(16.7)	(12.2)	(5.4)
Debt payments	(8.8)		(17.4)	(15.3)	(78.5)	(42.2)
Acquisition and acquisition related charges	—		(7.2)	(5.9)	(4.6)	(3.2)
Earnout/holdback payments	(17.4)		(6.3)	(7.4)	(2.0)	—
Other	8.7		(8.2)	3.7	(0.1)	(2.9)

Net Increase (Decrease) in Cash	$(0.2)		$95.1	$61.4	$3.6	$44.1

Standalone High Growth Business

	Six Months Ending December 31 2012E		Fiscal Year Ending December 31
			2013E	2014E	2015E	2016E
	(in millions)
Net Income	$6.5		$14.5	$21.0	$41.8	$93.4
Income tax provision	—		1.2	12.7	25.1	56.6
Interest expense, net	1.4		3.3	5.3	6.4	5.5
Depreciation and amortization	1.6		7.2	12.6	18.8	28.5
Cost of legal proceedings and settlements, net	—		—	—	—	—
Acquisition and restructuring	—		—	—	—	—
Other income (expense)	—		—	—	—	—
Share based compensation	—		—	—	—	—

Adjusted EBITDA	$9.5		$26.2	$51.6	$92.1	$184.0

Capital expenditures	(5.8	)(1)	(14.1)	(19.4)	(29.0)	(38.1)
Cost of legal proceedings	(0.0)		(0.1)	(0.1)	(0.2)	(0.2)
Cash taxes	(0.1)		(1.2)	(12.7)	(25.3)	(56.8)
Change in working capital, net(2)	(1.4)		1.2	(1.5)	(3.7)	(9.4)

Unlevered Free Cash Flow	$2.2		$12.0	$17.9	$34.0	$79.4

Cash interest	(1.4)		(3.1)	(5.2)	(6.4)	(5.4)
Debt payments	(1.2)		(2.6)	(4.7)	(41.5)	(42.8)
Acquisition and acquisition related charges	—		(1.1)	(1.8)	(2.5)	(3.3)
Earnout/holdback payments	(2.3)		(0.9)	(2.3)	(1.0)	—
Other	1.1		(1.2)	1.2	(0.1)	(2.9)

Net Increase (Decrease) in Cash	$(1.6)		$3.0	$5.1	$(17.6)	$25.1

(1)	Includes the projected cost of near-term acquisitions.
(2)	Represents the change in (a) total current assets, less cash and cash equivalents, less (b) total current liabilities, less revolver and current portion of long-term debt.

The information from the above calculations should be evaluated, if at all, in conjunction with the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Company does not intend to update or otherwise revise such prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: August 8, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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